

SEC 10032582 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 FOURTH AVENUE SUITE 2200
(No. and Street)

SEATTLE (City) WA (State) 98154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEO SATRIAWAN 206-622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHERB & CO., LLP
(Name – *if individual, state last, first, middle name*)

1900 NW CORPORATE BLVD., SUITE 210 EAST (Address) BOCA RATON, (City) FL (State) 33431 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Financial Statements and Supplemental Information

National Securities Corporation

(a wholly owned subsidiary of National Holdings Corporation)

Year ended September 30, 2010

with Report and Supplementary Report of Independent Auditors

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2010

Contents



1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

SHERB & CO., LLP

Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
National Securities Corporation

We have audited the accompanying statement of financial condition of National Securities Corporation. as of September 30, 2010, and the related statements of operations, changes in shareholders' deficit and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Securities Corporation as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
November 24, 2010

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2010

Assets

Current Assets:		
Cash and cash equivalents	$	2,700,386
Due from clearing broker		2,323,651
Securities held for resale - at market value		
Marketable securities		30,216
Restricted securities		45,526
Accounts receivable, net of allowance for doubtful accounts		157,033
Forgivable loans - employees		766,518
Notes receivable - employees, net allowance for doubtful accounts		655,618
Prepaid expenses, and other current assets		296,354
Secured demand note		500,000
Total Current Assets		7,475,302
Property and Equipment, net		431,594
Other Assets		66,089
Total Assets	**$**	**7,972,985**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition

September 30, 2010

Liabilities and Shareholder's Equity

Current Liabilities:		
Accounts payable	$	615,614
Accrued compensation		3,691,120
Other accrued liabilities		552,314
Subordinated borrowings		600,000
Total Current Liabilities		5,459,048
Long Term Liabilities:		
Deferred Rent		49,263
Subordinated borrowings		150,000
Total Long Term Liabilities		199,263
Shareholder's Equity		
Common stock $0.02 par value, 5,000,000 shares authorized, 100 shares issued and outstanding		2
Additional paid-in-capital		12,195,452
Accumulated deficit		(9,880,780)
Total Shareholder's Equity		2,314,674
Total Liabilities and Shareholder's Equity	**$**	**7,972,985**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations

For the Year Ended September 30, 2010

Revenues:		
Commissions	$	54,036,033
Net dealer inventory gains		3,002,001
Investment banking		6,485,384
Interest and dividends		2,104,003
Transfer fees and clearing services		6,427,573
Other		110,561
Total Revenues		**72,165,555**
Expenses:		
Commissions and fees		60,526,152
Employee compensation and related expenses		7,856,997
Clearing fees		63,034
Communications		2,485,691
General administrative expenses		2,517,592
Taxes, licenses and registration		1,240,561
Total Expenses		**74,690,027**
Net Loss	**$**	**(2,524,472)**

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Shareholder's Equity

For the Year Ended September 30, 2010

	Common Stock		Additional Paid - in	Accumulated	
	Shares	**Amount**	**Capital**	**Deficit**	**Total**
Balance as of September 30, 2009	100	$ 2	$ 10,577,969	$ (7,356,308)	$ 3,221,663
Compensatory element of options granted by parent			461,161		461,161
Cash contribution from parent			1,156,322		1,156,322
Net loss				(2,524,472)	(2,524,472)
Balance as of September 30, 2010	100	$ 2	$ 12,195,452	$ (9,880,780)	$ 2,314,674

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year Ended September 30, 2010

Operating Activities		
Net Loss	$	(2,524,471)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		136,780
Compensatory element of options granted by parent		461,161
Changes in operating assets and liabilities, net		
Due from clearing broker		313,935
Accounts receivable, prepaid expenses, and other current assets		(30,127)
Forgivable loans, and notes receivable		1,437,894
Securities held for resale, at market value		(55,238)
Other assets		(3,332)
Accounts payable, accrued compensation, and other liabilities		(1,818,405)
Net cash used in operating activities		(2,081,803)
Investing Activities		
Purchases of property and equipment		(351,383)
Net cash used in investing activities		(351,383)
Financing Activities		
Subordinated borrowings		(100,000)
Contribution from parent		1,156,322
Net cash provided by financing activities		1,056,322
Net decrease in cash		(1,376,864)
Cash at beginning of the year		4,077,250
Cash at end of of the year	**$**	**2,700,386**
Cash Paid for:		
Income Taxes	$	89,564
Interest	$	8,242

See accompanying notes.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements

1. Organization

Description of Business

National Securities Corporation, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington. The Company is an introducing broker and clears all transactions through National Financial Services ("NFS"), and Legent Clearing, LLC ("Legent"), its clearing firms, on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company is a wholly-owned subsidiary of National Holdings Corporation ("NHLD").

2. Significant Accounting Policies and Other Matters

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Other Matters

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms, NFS, and Legent. The interest is billed on the average daily balance of the margin account.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the closing date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

2. Significant Accounting Policies and Other Matters - Continued

Net trading inventory gains result from mark-ups and mark-downs in securities transactions entered into for the account of the Company. Some of these transactions may involve the Company taking position in securities which may expose the company to losses. Net trading profits are recorded on a trade date basis.

Transfer fees and clearing fees are fees charged to the broker and/or the client on customer security transaction in order to offset the Company's cost to produce statement, confirmation, and tax document. They are recognized as of the trade date.

Other revenue consists primarily of investment advisory fees that are account management fees for high net worth clients. These fees are determined based on a percentage of the customers assets under management, are billed quarterly and recognized when collected.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the remaining term of the lease. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Income Taxes

The Company reports its income for federal tax purposes on a consolidated basis with NHLD on a tax allocation arrangement; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statement carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is more likely than not that some or the entire deferred amount may not be realized.

2. Significant Accounting Policies and Other Matters - Continued

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2010, the Company has determined that there has been no impairment of its long-lived assets.

Notes Receivables

The Company extends unsecured credit in the normal course of business to its registered representatives. The allowance for doubtful accounts reflects the amount of loss that can be reasonably estimated by management, and if any, is included in other expenses in the accompanying consolidated statement of operations. There was no allowance for doubtful accounts at September 30, 2010.

Forgivable loans

Forgivable loans are given to certain registered representatives as an incentive for their affiliation with the Company. The representative signs an independent contractor agreement with National for a specified term, typically a three-year period along with a promissory note for an equivalent term. The advance is then amortized on a straight-line basis over the amount of time the representative is obligated to be affiliated with National, and is included in commission expense in the accompanying consolidated statement of operations. In the event the representative's affiliation with National terminates prior to the fulfillment of their contract, the representative is required to repay the unamortized balance in accordance with the terms of the promissory note.

Valuation of Investments

Marketable securities which consist of publicly traded unrestricted common stock and bonds are valued at the closing price on the valuation date.

Restricted securities which consist of non-tradable warrants exercisable into freely trading common stock of public companies are carried at fair value as determined in good faith by management.

2. Significant Accounting Policies and Other Matters - Continued

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses three clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying consolidated statement of financial condition, and/or (iii) charged as an expense in the accompanying consolidated statement of financial condition, based on the particular facts and circumstances.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 at each institution. At times, such amounts may exceed the FDIC limits. At September 30, 2010 the uninsured cash bank balances was $787,833. The Company believes it is not exposed to any significant credit risks for cash.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material.

3. Securities Held for Resale – Marketable and Restricted

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model, only when the underlying shares are registered. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

As of September 30, 2010, securities held for resale include:

Corporate Stocks	$	25,009
Corporate Obligations		5,207
Restricted Securities		45,526
Total	$	75,742

Investments in restricted securities at September 30, 2010 consisted of $45,526 of restricted securities and securities not having a ready market.

To determine the fair value of its intangible assets, the Company used the professional standards for Fair Value Measurements. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

Securities Held for Resale

		Level 1		Level 2		Level 3		Total
Corporate Stocks	$	25,009	$	-	$	-	$	25,009
Corporate Obligations		5,207		-		-		5,207
Restricted Securities		-		45,526		-		45,526
Total	$	30,216	$	45,526	$	-	$	75,742

4. Property and equipment

Property and equipment as of September 30, 2010 consist of Furniture and Fixtures, Office Equipment, and Leasehold Improvements. Depreciation is computed using the straight-line method over the useful lives of the assets for financial reporting purposes. Depreciation expense for the year ended September 30, 2010 was $ 136,780.

5. Liabilities Subordinated to the Claims of General Creditors

Subordinated borrowings represent a secured demand note and a subordinated loan that were entered into between the Company and related parties. The subordinated borrowings were entered into in accordance with the form prescribed by FINRA, and it is accounted for in accordance with broker-dealer accounting SEC rule 15c3-1d. The subordinated borrowings are additions to compute net capital under SEC rule 15c3-1. The borrowings are subordinated to the claims of present and future creditors of the Company and cannot be repaid where such repayment will cause the Company to fail to meet its minimum net capital requirements in accordance with SEC rule 15c3-1.

On February 1, 2001, the Company entered into a three-year secured demand note collateral agreement with an employee of the Company and a former Director of NHLD, to borrow securities, which can be used by the Company for collateral arrangements. These securities have a borrowing value totaling $500,000. This note bears interest at 5% per annum with interest paid monthly. The secured demand note is currently in 'Suspended Repayment' status pursuant to SEC rule 15c3-1d. Certain of the securities, totaling $168,482 have been pledged as collateral for security deposits for office leases under two letters of credit. No amounts have been drawn on either of these letters of credit.

On June 30, 2009 and July 30, 2009, the Company entered into subordinated loan agreement with Legent, one of its clearing firms. The values of the loans are $100,000 and $250,000; bear interests of 4.5% and broker call plus 4.5% respectively. The interest on the $250,000 loan is paid monthly. The principal and the interest on the $100,000 loan were fully forgiven on June 30, 2010, and recognized as a reduction of clearing fees by the Company in 2010.

Consolidated Statement of Changes in Subordinated Borrowings:

Subordinated borrowings at September 30, 2009	$	850,000
Decreases:		
Forgiveness of Legent note		(100,000)
Total	$	750,000

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Notes to Financial Statements
(Continued)

6. Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At September 30, 2010, the Company's tax provision is as follows:

Current Expense	$	-
Deferred Expense		-
Total Expense	$	-

The Company's Deferred Tax Assets (Liabilities) at September 30, 2010 were as follows:

Net operating loss carryovers	$	4,876,000
Other temporary difference		-
Gross deferred tax assets		4,876,000
Valuation allowance		(4,876,000)
Net deferred tax assetss	$	-

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	$	(802,000)
Permanent differences	$	36,000
Add:		
State income tax		
Net of federal tax benefit		(85,000)
Change in valuation allowance		851,000
Income tax at the effective tax rate	$	-

The Company's valuation allowance increased by $851,000 during the year ended September 30, 2010.

The Company's net operating loss carry forwards of approximately $10 million expire through September 30, 2030 and may be limited due to changes in ownership in accordance with IRC Section 382.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2010, the Company is required to maintain a minimum net capital of $250,000. The net capital and excess net capital amounts for the Company are as follows:

Net Capital	$	616,095
Excess Net Capital	$	366,095

8. Leases

As of September 30, 2010, the Company leases office space and equipment in various states expiring at various dates through 2013 and is committed under operating leases for future minimum payments as follows:

For the Year Ending September 30, 2009		Amount
2010	$	2,195,489
2011		2,067,702
2012		1,431,499
2013		50,141
Total	$	5,744,831

The total amount of the rent payable under the lease is recognized on a straight line basis over the term of the lease. As of September 30, 2010 the Company has recognized deferred rent payable of $106,736 which has been included as part of accounts payable, accrued expenses and other liabilities. Rental expense under all operating leases for the year ended September 30, 2010 was $2,282,557.

9. Commitments and Contingencies

The Company is a defendant or respondent in various pending and threatened arbitrations and administrative proceedings and lawsuits seeking compensatory damages in excess of $10,000,000. Claimants asserting claims specifically in connection with the sales of securities issued by Medical Capital and Provident Royalties entities alone, seek compensatory damages in excess of $4,000,000 (not including class actions, the compensatory amounts for which remain unknown). Claimants asserting claims unrelated to Medical Capital or Provident Royalties together seek compensatory damages in excess of $5,750,000. Many of these Claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and believes that the eventual outcome of these matters will not have a material adverse effect on the Company. However, the ultimate outcome of these matters cannot be determined at this time.

10. Employee Benefits

The Company has a defined 401(k) profit sharing plan (the "Plan") that covers substantially all of its employees. Under the terms of the Plan, participants can elect to defer up to 25% of eligible compensation, subject to certain limitations, by making voluntary contributions to the Plan. The Company's annual contributions are made at the discretion of the Board of Directors. During the year ended September 30, 2010, the Company made no contributions to the Plan.

11. Clearing Agreements

In April 2005, National entered into an agreement with NFS that became effective in June 2005 to be the Company's primary clearing broker. The clearing agreement was renegotiated in February 2010. In June 2007, National entered into a clearing agreement with Legent for the purpose of providing clearing services that are not provided by NFS and to maintain a pre-existing clearing relationship for brokers newly associated with National. A new clearing agreement with Legent was signed in May 2009. In June 2010 National ended its clearing agreement Penson.

12. Compensatory Element of Options Granted

On July 1, 2008, National Holdings Corporation, in conjunction with the merger of vFinance, Inc., and on behalf of vFinance Investments, Inc., granted options to individuals to purchase common stock of NHLD. The options have a life of no more than five years, are exercisable at various prices per share and vest over a period of four years. The amortization of stock option compensation expense for these grants for the year ended September 30, 2010 was determined to be $461,161.

13. Subsequent Events

The Company has evaluated subsequent events through November 24, 2010, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2010

Net Capital	
Total shareholder's equity	$ 2,314,674
Add: subordinated borrowings allowable in computation of net capital	750,000
Total Capital and Allowable Subordinated Borrowings	3,064,674
Non-Allowable Assets	
Restricted Securities	45,526
Forgivable Loans - Employees, Current Portion	766,518
Notes Receivable - Employees, Net Allowance for Doubtful Accounts	655,618
Accounts Receivable, Net Allowance for Doubtful Accounts	157,033
Prepaid Expenses	296,354
Fixed Assets	431,594
Other Assets	66,089
Total Non-Allowable Assets	2,418,732
Net Capital Before Haircuts on Securities Positions	645,942
Haircuts on Securities	
Stocks and Bonds	29,827
Money market	4
Blockage Deduction	16
Total Haircuts on Securities Positions	29,847
Net Capital	**$ 616,095**

National Securities Corporation
(a wholly owned subsidiary of National Holdings Corporation)

Statement Regarding SEC Rule 15c3-3

September 30, 2010

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii)(C) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders
National Securities Corporation

In planning and performing our audit of the financial statements of National Securities Corporation (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Brokers and Dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sheitz & Co., LLP

Boca Raton, Florida
November 24, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended September 30, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000164 FINRA SEP
NATIONAL SECURITIES CORPORATION
1001 4TH AVE STE 2200
SEATTLE WA 98154-1100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Leo Satriawan (206) 343-6213

2. A. General Assessment (item 2e from page 2) $ 166,305

B. Less payment made with SIPC-6 filed (exclude interest) (85,972)
April 29, 2010
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) ∅

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 80,333

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 80,333

H. Overpayment carried forward $(∅)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
na

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

National Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23rd day of November, 20 10.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/01, 2009 and ending 09/30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 72,165,000
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,496,255
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,904,000
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	159,000
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,083,678	
Enter the greater of line (i) or (ii)	1,083,678
Total deductions	5,642,933
2d. SIPC Net Operating Revenues	$ 66,522,067
2e. General Assessment @ .0025	$ 166,305

(to page 1, line 2.A.)



SHERB & CO., LLP

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholders
National Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period September 30, 2010, which were agreed to by National Securities Corporation ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

Boca Raton, Florida
November 24, 2010

OATH OR AFFIRMATION

I, LEO SATRIAWAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONAL SECURITIES CORPORATION, as of SEPTEMBER 30TH, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public
State of Washington
BRANDY CRISTINE GROUT
MY COMMISSION EXPIRES
June 22, 2013

BRANDY GROUT 

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*